Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended March 31, 2022

HAMILTON, Bermuda, May 25, 2022 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended March 31, 2022.

Highlights

●	100% availability of FSRUs for the first quarter of 2022
●	Reported total time charter revenues of $35.3 million for the first quarter of 2022, compared to $34.8 million of time charter revenues for the first quarter of 2021
●	Generated operating income of $28.5 million, net income of $20.2 million and limited partners’ interest in net income of $16.3 million for the first quarter of 2022, compared to operating income of $31.7 million, net income of $23.8 million and limited partners’ interest in net income of $20.0 million for the first quarter of 2021
●	Operating income, net income and limited partners’ interest in net income were impacted by unrealized gains on derivative instruments for the first quarter of 2022 and 2021, mainly on the Partnership’s share of equity in earnings of joint ventures
●	On May 13, 2022, paid a cash distribution of $0.01 per common unit with respect to the first quarter of 2022
●	On May 16, 2022, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (“Series A preferred unit”), for the period commencing on February 15, 2022 to May 15, 2022
●	On March 20, 2022, the Höegh Gallant commenced FSRU operations under agreements with subsidiaries of New Fortress Energy Inc. (“New Fortress”) to charter the Höegh Gallant for a period of ten years (the “NFE Charter”). The charter rate under the NFE Charter is lower than under the prior charter for the Höegh Gallant (the Suspended Gallant Charter”) with a subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”). The Partnership has entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”), pursuant to which Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter, with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, the Partnership will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership. As of May 25, 2022, Höegh LNG has paid an aggregate of $2.6 million to the Partnership pursuant to the Suspension and Make-Whole Agreements related to such capital expenditures.
●	On May 25, 2022, the Partnership entered into a definitive merger agreement with Höegh LNG pursuant to which Höegh LNG will acquire, for cash, all of the outstanding publicly held common units of the Partnership, at a price of $9.25 per common unit for a total purchase price of approximately $167.6 million. The revised price represents an increase of $5.00 when compared to the offer of $4.25 per common unit made by Höegh LNG on December 3, 2021, a premium of 35.0% to the closing price of the Partnership’s common units of $6.85 per unit on May 24, 2022 and a premium of 39.2% to the volume weighted average price of the Partnership’s common units for the 30-trading day period ended May 24, 2022. In connection with the transaction, the Partnership’s incentive distribution rights will be cancelled. The Series A preferred units will remain outstanding. In connection with the transaction, the board of directors of the Partnership (the “Board of Directors”) directed the conflicts committee of the Board of Directors, comprised solely of directors unaffiliated with Höegh LNG (the “Conflicts Committee”), to consider Höegh LNG’s offer. Following a period of discussion with Höegh LNG and its advisors, the Conflicts Committee approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are in the best interests of the Partnership and the holders of the Partnership’s common units unaffiliated with Höegh LNG. Based on the recommendation of the Conflicts Committee, the Board of Directors unanimously approved the merger agreement and recommended that the Partnership’s common unitholders approve the merger. The merger is expected to close in the second half of 2022, and is subject to approval of the merger agreement and the transactions contemplated thereby by a majority of the outstanding common units of the Partnership and certain regulatory filings and customary closing conditions. Höegh LNG owns 45.7% of the common units and has entered into a support agreement with the Partnership committing to vote its common units in favor of the merger.

Financial Results Overview

For the three months ended March 31, 2022, each of the Partnership’s FSRUs have had 100% availability. The Partnership has mitigated the risk of an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has fulfilled its obligations under its time charter contracts, and did not experience any off-hire for its FSRUs for the three months ended March 31, 2022.

The Partnership reported net income of $20.2 million for the three months ended March 31, 2022, a decrease of $3.6 million from net income of $23.8 million for the three months ended March 31, 2021. Net income was impacted by unrealized gains on derivative instruments for the first quarter of 2022 and 2021, mainly included in the Partnership’s share of equity in earnings of joint ventures.

Excluding all of the unrealized gains on derivative instruments, net income for the three months ended March 31, 2022 would have been $15.4 million, a decrease of $0.8 million from $16.2 million for the three months ended March 31, 2021. Excluding the impact of the unrealized gains on derivatives, the decrease is primarily due to higher administrative expenses.

Preferred unitholders’ interest in net income was $3.9 million for the three months ended March 31, 2022 and 2021. Limited partners’ interest in net income for the three months ended March 31, 2022 was $16.3 million, a decrease of $3.7 million from limited partners’ interest in net income of $20.0 million for the three months ended March 31, 2021. Excluding all of the unrealized gains on derivative instruments, limited partners’ interest in net income for the three months ended March 31, 2022 would have been $11.5 million, a decrease of $0.8 million from limited partners’ interest in net income of $12.3 million for the three months ended March 31, 2021.

Equity in earnings of joint ventures for the three months ended March 31, 2022 was $8.6 million, a decrease of $2.4 million from equity in earnings of joint ventures of $11.0 million for the three months ended March 31, 2021. The joint ventures own the Neptune and the Cape Ann. Unrealized gains on derivative instruments in the Partnership’s joint ventures impacted the equity in earnings of joint ventures for the three months ended March 31, 2022 and 2021. The joint ventures have previously not applied hedge accounting for interest rate swaps, and all changes in fair value have been included in equity in earnings (losses) of joint ventures. After the refinancing of the New Neptune Facility on November 30, 2021, hedge accounting is applied for the Neptune. Excluding the unrealized gains on derivative instruments for the three months ended March 31, 2022 and 2021, the equity in earnings of joint ventures would have been $3.8 million for the three months ended March 31, 2022, an increase of $0.4 million from $3.4 million for the three months ended March 31, 2021. Excluding the unrealized gains on derivative instruments for the three months ended March 31, 2022 and 2021, the increase was mainly due to higher time charter revenue partially offset by higher operating expenses and financial expenses for the three months ended March 31, 2022, compared to those for the three months ended March 31, 2021. The Partnership’s share of its joint ventures’ operating income was $5.9 million for the three months ended March 31, 2022 compared to $6.1 million for the three months ended March 31, 2021.

Operating income for the three months ended March 31, 2022 was $28.5 million, a decrease of $3.2 million from operating income of $31.7 million for the three months ended March 31, 2021. Excluding the impact of the unrealized gains on derivatives impacting the equity in earnings of joint ventures for the three months ended March 31, 2022 and 2021, operating income for the three months ended March 31, 2022 would have been $23.6 million, a decrease of $0.5 million from $24.1 million for the three months ended March 31, 2021.

Segment EBITDA1 for the three months ended March 31, 2022 was $33.4 million, a decrease of $1.1 million from $34.5 million for the three months ended March 31, 2021.

________________________________________

1Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

Total operating expenses for the three months ended March 31, 2022 were $15.5 million, an increase of $1.4 million from $14.1 million for the three months ended March 31, 2021. The increase is principally due to higher administrative expenses for the three months ended March 31, 2022, compared with the three months ended March 31, 2021.

The increase in administrative expenses is mainly related to additional cost from external consultancy fees and audit fees.

Total financial expense, net for the three months ended March 31, 2022 was $5.5 million, a decrease of $0.7 million from $6.2 million for the three months ended March 31, 2021. Interest expense decreased by $0.5 million for the three months ended March 31, 2022 compared with the three months ended March 31, 2021. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedges, commitment fees and amortization of debt issuance costs for the period. The decrease of $0.5 million in interest expense in the first quarter of 2022 compared to the first quarter of 2021 was principally due to repayment of outstanding loan balances for the facility financing the PGN FSRU Lampung (“Lampung facility”) and the commercial and export tranche of the $385 million facility financing the Höegh Gallant and the Höegh Grace (the “$385 million facility”). Other items decreased by $0.1 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, due to foreign exchange gain/losses.

Segment Information

The Partnership has two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other”. For additional information on the segments, including a reconciliation of Segment EBITDA to operating income and net income for each segment, refer to the description and the tables included in “Unaudited Segment Information for the Quarters Ended March 31, 2022 and 2021” below.

Segment EBITDA for Majority held FSRUs for the three months ended March 31, 2022 was $28.1 million, an increase of $0.3 million from $27.8 million for the three months ended March 31, 2021. The increase is mainly due to increased revenue from time charters offset by an increase in administrative expenses.

Segment EBITDA for the Joint venture FSRUs for the three months ended March 31, 2022 was $8.4 million, a decrease of $0.2 million from $8.6 million for the three months ended March 31, 2021.

For Other, Segment EBITDA consists of administrative expenses. Administrative expenses for the three months ended March 31, 2022 were $3.2 million, an increase of $1.3 million from $1.9 million for the three months ended March 31, 2021. This is driven by increased external consultancy fees and audit fees.

Financing and Liquidity

As of March 31, 2022, the Partnership had cash and cash equivalents of $39.7 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $5.6 million, and long-term restricted cash required under the long-term debt facility for the Lampung facility was $11.0 million as of March 31, 2022. As of May 25, 2022, the Partnership has fully drawn on the $63 million revolving credit tranche of the $385 million facility and has an undrawn balance of $60.5 million on the $85 million revolving credit facility from Höegh LNG. However, the Partnership has received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to the Partnership thereunder beyond what is currently drawn under such facility. As of March 31, 2022, the outstanding balance of $24.5 million on the $85 million revolving credit facility from Höegh LNG is classified as a current liability. Further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the notice of arbitration received from the charterer of the PGN FSRU Lampung, as described below.

As of March 31, 2022, the Partnership has no material commitments for capital expenditures. However, a scheduled drydocking for the Neptune is expected to be completed in August 2022. As of March 31, 2022, expenditures of approximately $1.1 million have been included within prepaid expenses and other receivables for the joint ventures in connection with purchases of long lead items for the drydocking. The joint ventures have received approximately $2.4 million from their owners to finance certain expenditures which are not reimbursable by the charterer, of which the Partnership has paid approximately $1.2 million as principal on advances to joint ventures.

During the first quarter of 2022, the Partnership made quarterly repayments of $7.9 million on the Lampung facility and $6.4 million on the $385 million facility. The repayment $7.9 million on the Lampung facility includes ordinary installments of $4.5 million and additional installments of $3.4 million due to the cash sweep mechanism in the Lampung facility. Until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung facility, PT Hoegh LNG Lampung (“PT HLNG”). Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the Lampung facility, applied pro rata across the commercial and export credit tranches. The remaining 50% will be retained by PT HLNG and pledged in favour of the lenders until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders.

The Partnership’s book value and outstanding principal of total long-term debt were $396.8 million and $402.0 million respectively, as of March 31, 2022, including the Lampung facility, the $385 million facility and the $85 million revolving credit facility.

On July 27, 2021, the Partnership’s board of directors announced a reduction in the quarterly cash distribution on its common units to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021 and continuing in the third and first quarters of 2021 and the first quarter of 2022. The Partnership intends to use its internally generated cash flow to reduce debt levels and strengthen its balance sheet.

As of March 31, 2022, the Partnership's total current liabilities exceeded total current assets by $22.8 million. This is partly a result of the current portion of long-term debt of $43.7 million being classified as current while restricted cash of $11.0 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months. Additionally, because the $85 million revolving credit facility from Höegh LNG matures on January 1, 2023, the outstanding balance thereunder of $24.5 million is classified as a current liability.

The current liabilities are expected to be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities. The Partnership believes its cash flows from operations, including distributions to it from Höegh LNG Cyprus Limited, and Höegh LNG FSRU IV Ltd as payment of intercompany interest and/or intercompany debt or dividends and payments under the Suspension and Make-Whole Agreements, will be sufficient to meet its debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows and pay distributions to its unitholders at its current level of distributions, for the next twelve months assuming the closing of the refinancing of the Cape Ann facility on a timely basis and continuing compliance with covenants under its credit facilities and assuming that the Partnership’s vessels remain fully operational and that revenues are generated as per existing contractual terms.

On December 15, 2021, SRV Joint Gas Two Ltd, the owner of the Cape Ann, signed a new loan agreement to refinance the existing Cape Ann debt facility that matures on June 1, 2022. The new loan facility is for an amount of $154.1 million. Subject to customary closing conditions, the closing and the drawdown under the new facility is expected to occur on or about the maturity date of the existing facility. The terms and conditions for the new Cape Ann Facility are largely identical to the Neptune facility that was refinanced on November 30, 2021.

As of March 31, 2022, the Partnership had outstanding interest rate swap agreements for a total notional amount of $264.4 million to hedge against the floating interest rate risks of its long-term debt under the Lampung facility and the $385 million facility. The Partnership applies hedge accounting for derivative instruments related to these facilities. The Partnership receives interest based on three-month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on the three-month US dollar LIBOR and pays a fixed rate ranging from 2.650% to 2.941% for the $385 million facility.

The Partnership’s share of the joint ventures is accounted for using the equity method. As a result, the Partnership’s share of the joint ventures’ cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the lines “accumulated earnings in joint ventures” and “accumulated losses in joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

In February 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the fourth quarter of 2021.

In February 2022, the Partnership paid a cash distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2021 to February 14, 2022.

On May 13, 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the first quarter of 2022.

On May 16, 2022, the Partnership paid a cash distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2022 to May 15, 2022.

For the period from January 1, 2022 to May 25, 2022, no Series A preferred units or common units were sold under the Partnership’s ATM program.

Outlook

The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk and counterparty risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. While there is a pending arbitration as further discussed below, as of May 25, 2022, the Partnership has not experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts. In addition, the Partnership has not provided concessions or made changes to the terms of payment for its customers.

Höegh LNG has indemnified the Partnership for the joint ventures’ boil-off settlement, entered into the Suspension and Make-Whole Agreements and provided the Partnership the $85 million revolving credit facility. However, in July 2021, the Partnership received notice from Höegh LNG that the revolving credit line of $85 million will not be extended when it matures on January 1, 2023, and that Höegh LNG will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the NOA received from the charterer of PGN FSRU Lampung. With these changes, the Partnership’s liquidity and financial flexibility has been reduced. If Höegh LNG is unable to meet its obligations to us under the Suspension and Make-Whole Agreements or meet funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

Höegh LNG’s ability to make payments to the Partnership under the Suspension and Make-Whole Agreements and any funding requests under the $85 million revolving credit facility and any claims for indemnification may be affected by events beyond the control of Höegh LNG or the Partnership, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired.

If financial institutions providing the Partnership’s interest rate swaps are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. Furthermore, if the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT HLNG in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT HLNG. On August 2, 2021 the charterer served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT HLNG has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM and a claim against the parent company of the charterer for the fulfilment of the charterer’s obligations under the LOM as stated in a guarantee provided by the parent company, with a claim for damages. PT HLNG will take all necessary steps and will vigorously defend against the charterer’s claims in the legal process.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event the outcome of the dispute is unfavorable to the Partnership, it could have a material adverse impact on its business, financial condition, results of operations and ability to make distributions to unitholders.

On September 23, 2021, the Partnership entered into the NFE Charter with subsidiaries of New Fortress to charter the Höegh Gallant primarily for FSRU operations for a period of ten years. From November 26, 2021 until FSRU operations commenced on March 20, 2022, New Fortress chartered the vessel for LNG carrier operations. The Partnership has also entered into the Suspension and Make-Whole Agreements to suspend the prior charter for the Höegh Gallant with a subsidiary of Höegh LNG, with effect from the commencement of the NFE Charter. The charter rate under the NFE Charter is lower than under the Suspended Gallant Charter. However, under the Suspension and Make-Whole Agreements, Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, the Partnership will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership. As of May 25, 2022, Höegh LNG has paid an aggregate of $2.6 million to the Partnership pursuant to the Suspension and Make-Whole Agreements related to such capital expenditures.

From the commencement of the prior ATM program in January 2018 through May 25, 2022, the Partnership has sold 2,489,325 Series A preferred units and 358,869 common units under its ATM programs and received net proceeds of $63.2 million and $6.4 million, respectively. The compensation paid to the Agent for such sales was $1.3 million. In current market conditions with lower unit prices, sales under the new ATM program are a less viable and more expensive option for accessing liquidity.

The outbreak of COVID-19 has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. Furthermore, should there be an outbreak of COVID-19 on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has extended the time between crew rotations on the vessels and developed other mitigating actions to reduce the risk of a COVID-19 outbreak. As a result, the Partnership expects that it will incur somewhat higher crewing expenses. To date, the Partnership has not had material service interruptions on the Partnership’s vessels. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment.

In February 2022, the Russian attack on Ukraine started. It may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect the Partnership’s business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom the Partnership has charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect its operations. The invasion has among other things, led to a significantly increased attention to security of energy supply in Europe. Several European countries are looking to reduce their reliance on pipeline gas from Russia, and are planning to increase the import capacity for LNG through the application of FSRUs and/or landbased import facilities in combination with increased use of renewable energy sources in the energy mix. Over time, this could accelerate the energy transition to renewable energy.

On April 1, 2022, the Partnership’s Colombian subsidiary received a notification from the Tax Administration of Cartagena assessing a penalty of approximately $1.8 million for failure to file the 2016 to 2018 Municipal Industry and Commerce Tax (“ICT”) returns. ICT is imposed on gross receipts on customer invoices and is similar to a sales tax. The municipal tax authorities have alleged that the customer invoices are for industrial activities performed within the municipal jurisdiction. However, all of the Colombian subsidiary’s activities take place offshore which is outside of the Municipality’s borders. According to Colombian law, municipalities do not have jurisdiction over maritime waters or low-tide areas. Management intends to deny the allegations and file an appeal to vigorously defend the Colombian subsidiary’s position. Accruals for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management, with advice of its outside legal advisors, has assessed the status of this matter and has concluded that an adverse judgment after concluding an appeals process is not probable. As a result, no provision has been made in the consolidated financial statements. Management estimates the range of possible loss for 2016-2021, including accrued interest, to be approximately $1.3 million to $2.9 million as of March 31, 2022 plus additional accrued interest thereon until final disposition of the ICT allegation.

On October 27, 2021, a federal securities class action lawsuit was filed against the Partnership and certain of its current and former officers in the United States District Court for the District of New Jersey. The name of the case is In re Höegh LNG Partners LP Securities Litigation, Case No. 2:21-cv-19374-KM-JBC. The complaint alleges that the Partnership made materially false and misleading statements about its business and operations, and seeks unspecified damages, attorneys' fees and any other relief the court deems proper. On March 11, 2022, the Court appointed lead plaintiffs and lead counsel for the class, and the Court has issued a schedule for the filing of a consolidated amended complaint and briefing on defendants’ anticipated motion to dismiss. On May 16, 2022, the court-appointed lead plaintiffs filed a notice of voluntary dismissal, and the Court ordered the dismissal on May 17, 2022. The Partnership believes the allegations in this suit were without merit.

Presentation of First Quarter 2022 Results

A presentation will be held today, Wednesday, May 25, 2022, at 8:30 A.M. (EST) to discuss financial results for the first quarter of 2021. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a.	Webcast

https://app.webinar.net/zP3nb3lewNr

b.	Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until June 1, 2022.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	4066791

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on the Partnership’s business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;
●	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;
●	the Partnership’s distribution policy and ability to make cash distributions on its units or any changes in the quarterly distributions on its common units;

●	restrictions in the Partnership’s debt agreements and pursuant to local laws on the Partnership’s joint ventures’ and subsidiaries’ ability to make distributions;
●	the ability of Höegh LNG to meet its financial obligations to the Partnership pursuant to the Suspension and Make-Whole Agreements, the Suspended Gallant Charter, any funding requests under the $85 million revolving credit facility and its guarantee and indemnification obligations;
●	the change in the ability of Höegh LNG to compete with the Partnership as a result of its completion of the Amalgamation;
●	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;
●	the consummation of the proposed merger transaction with Höegh LNG and the realization of any benefits therefrom;
●	demand in the FSRU sector or the LNG shipping sector, including demand for the Partnership’s vessels;
●	the Partnership’s ability to purchase additional vessels from Höegh LNG in the future;
●	the Partnership’s ability to integrate and realize the anticipated benefits from acquisitions;
●	the Partnership’s anticipated growth strategies, including the acquisition of vessels;
●	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;
●	effects of volatility in global prices for crude oil and natural gas;
●	the effect of the worldwide economic environment;
●	turmoil in the global financial markets;
●	fluctuations in currencies and interest rates;

●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in the Partnership’s operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;
●	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
●	the financial condition, liquidity and creditworthiness of the Partnership’s existing or future customers and their ability to satisfy their obligations under the Partnership’s contracts;
●	the Partnership’s ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;
●	the ability of the Partnership’s joint venture to close the new Cape Ann facility;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the exercise of purchase options by the Partnership’s customers;
●	the Partnership’s ability to perform under its contracts and maintain long-term relationships with its customers;
●	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;
●	the Partnership’s continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;
●	the operating performance of the Partnership’s vessels and any related claims by TotalEnergies SE, PGN LNG or other customers;
●	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;
●	the results of the arbitration with the charterer of PGN FSRU Lampung;
●	timely acceptance of the Partnership’s vessels by their charterers;
●	termination dates and extensions of charters;
●	the impact of the Russian invasion of Ukraine;
●	the Partnership’s ability to successfully remediate the material weakness in our internal control over financial reporting and our disclosure controls and procedures;
●	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;
●	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;
●	availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;
●	the number of offhire days and drydocking requirements, including the Partnership’s ability to complete scheduled drydocking on time and within budget;

●	the Partnership’s general and administrative expenses as a publicly traded limited partnership and fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreement;
●	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	the Partnership’s ability to hire or retain key employees;
●	customers’ increasing emphasis on environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	risks inherent in the operation of the Partnership’s vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;
●	future sales of the Partnership’s common units, Series A preferred units and other securities in the public market;
●	the Partnership’s business strategy and other plans and objectives for future operations;
●	the Partnership’s ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and
●	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2021 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	March 31,
	2022	2021
REVENUES
Time charter revenues	$35,310	$34,776
Total revenues	35,310	34,776
OPERATING EXPENSES
Vessel operating expenses	(6,206)	(6,172)
Administrative expenses	(4,140)	(2,735)
Depreciation and amortization	(5,111)	(5,210)
Total operating expenses	(15,457)	(14,117)
Equity in earnings (losses) of joint ventures	8,634	11,073
Operating income (loss)	28,487	31,732
FINANCIAL INCOME (EXPENSE), NET
Interest income	200	133
Interest expense	(5,196)	(5,658)
Other items, net	(511)	(653)
Total financial income (expense), net	(5,507)	(6,178)
Income (loss) before tax	22,980	25,554
Income tax expense	(2,819)	(1,716)
Net income (loss)	$20,161	$23,838
Preferred unitholders’ interest in net income	3,877	3,877
Limited partners’ interest in net income (loss)	$16,284	$19,961

Earnings per unit
Common unit public (basic and diluted)	$0.49	$0.59
Common unit Höegh LNG (basic and diluted)	$0.49	$0.61

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$39,652	$42,519
Restricted cash	5,571	8,410
Trade receivables	5,333	3,653
Amounts due from affiliates	6,825	7,500
Inventory	6	—
Current portion of net investment in financing lease	5,546	5,426
Prepaid expenses and other receivables	9,917	3,772
Total current assets	72,850	71,280
Long-term assets
Restricted cash	10,991	10,991
Accumulated earnings of joint ventures	47,617	35,708
Advances to joint ventures	8,836	7,511
Vessels, net of accumulated depreciation	597,184	602,289
Other equipment	78	100
Intangibles and goodwill	10,622	11,301
Net investment in financing lease	262,430	263,862
Long-term derivative instruments	417	—
Long-term deferred tax asset	150	144
Other long-term assets	822	822
Total long-term assets	939,147	932,728
Total assets	$1,011,997	$1,004,008

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2022	2021
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$43,747	$46,385
Revolving credit facility due to owners and affiliates	24,545	—
Trade payables	3,770	3,890
Amounts due to owners and affiliates	1,848	3,655
Value added and withholding tax liability	374	935
Derivative instruments	2,377	5,239
Accrued liabilities and other payables	18,953	16,105
Total current liabilities	95,614	76,209
Long-term liabilities
Long-term debt	328,541	339,687
Revolving credit facility due to owners and affiliates	—	24,942
Derivative instruments	122	7,631
Long-term tax liability	4,334	6,391
Long-term deferred tax liability	19,413	18,462
Other long-term liabilities	190	166
Total long-term liabilities	352,600	397,279
Total liabilities	448,214	473,488
EQUITY
8.75% Series A preferred units	176,078	176,078
Common units public	326,173	317,515
Common units Höegh LNG	62,945	52,626
Accumulated other comprehensive income (loss)	(1,413)	(15,699)
Total partners’ capital	563,783	530,520
Total equity	563,783	530,520
Total liabilities and equity	$1,011,997	$1,004,008

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2022	2021
OPERATING ACTIVITIES
Net income (loss)	$20,161	$23,838
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,111	5,210
Equity in (earnings) losses of joint ventures	(8,634)	(11,073)
Changes in accrued interest income on advances to joint ventures	(165)	(83)
Amortization of deferred debt issuance cost	500	523
Amortization in revenue for above market contract	679	679
Changes in accrued interest expense	(185)	(156)
Receipts from repayment of principal on financing lease	1,312	1,202
Unrealized foreign exchange losses (gains)	39	12
Unrealized loss (gain) on derivative instruments	101	45
Non-cash revenue: tax paid directly by charterer	(210)	(208)
Non-cash income tax expense: tax paid directly by charterer	210	208
Deferred tax expense and provision for tax uncertainty	1,605	665
Other adjustments	—	2
Changes in working capital:
Trade receivables	(1,664)	(4,201)
Inventory	(6)	—
Prepaid expenses and other receivables	(6,139)	(823)
Trade payables	(131)	(40)
Amounts due to owners and affiliates	(1,133)	(152)
Value added and withholding tax liability	(527)	(613)
Accrued liabilities and other payables	376	1,117
Net cash provided by (used in) operating activities	11,300	16,152

INVESTING ACTIVITIES
Payment on principal on advances to joint ventures	(1,161)	—
Net cash provided by (used in) investing activities	$(1,161)	$—

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2022	2021
FINANCING ACTIVITIES
Repayment of long-term debt	(14,284)	(11,165)
Net proceeds from issuance of common units	—	818
Net proceeds from issuance of Series A preferred units	—	8,318
Cash distributions to limited partners and preferred unitholders	(4,211)	(18,956)
Repayment of indemnifications received from Höegh LNG	2,630	—
Net cash provided by (used in) financing activities	(15,865)	(20,985)

Increase (decrease) in cash, cash equivalents and restricted cash	(5,726)	(4,833)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	20	(50)
Cash, cash equivalents and restricted cash, beginning of period	61,920	51,063
Cash, cash equivalents and restricted cash, end of period	$56,214	$46,180

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTERS ENDED MARCH 31, 2022 AND 2021

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended March 31, 2022 and 2021, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended March 31, 2022 and 2021, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership’s subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2022

(in thousands of U.S. dollars)

	Three months ended March 31, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$35,310	10,634	—	45,944	(10,634)	(1)	$35,310
Total revenues	35,310	10,634	—	45,944			35,310
Operating expenses	(7,182)	(2,243)	(3,164)	(12,589)	2,243	(1)	(10,346)
Equity in earnings (losses) of joint ventures	—	—	—	—	8,634	(1)	8,634
Segment EBITDA	28,128	8,391	(3,164)	33,355
Depreciation and amortization	(5,111)	(2,489)	—	(7,600)	2,489	(1)	(5,111)
Operating income (loss)	23,017	5,902	(3,164)	25,755			28,487
Gain (loss) on derivative instruments	—	4,879	—	4,879	(4,879)	(1)	—
Other financial income (expense), net	(1,724)	(2,147)	(3,783)	(7,654)	2,147	(1)	(5,507)
Income (loss) before tax	21,293	8,634	(6,947)	22,980			22,980
Income tax expense	(2,819)	—	—	(2,819)	—		(2,819)
Net income (loss)	$18,474	8,634	(6,947)	20,161	—		$20,161
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners’ interest in net income (loss)	$18,474	8,634	(6,947)	20,161	(3,877)	(2)	$16,284

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2021

(in thousands of U.S. dollars)

	Three months ended March 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$34,776	10,459	—	45,235	(10,459)	(1)	$34,776
Total revenues	34,776	10,459	—	45,235			34,776
Operating expenses	(6,985)	(1,871)	(1,922)	(10,778)	1,871	(1)	(8,907)
Equity in earnings (losses) of joint ventures	—	—	—	—	11,073	(1)	11,073
Segment EBITDA	27,791	8,588	(1,922)	34,457
Depreciation and amortization	(5,210)	(2,492)	—	(7,702)	2,492	(1)	(5,210)
Operating income (loss)	22,581	6,096	(1,922)	26,755			31,732
Gain (loss) on derivative instruments	—	7,673	—	7,673	(7,673)	(1)	—
Other financial income (expense), net	(2,114)	(2,696)	(4,064)	(8,874)	2,696	(1)	(6,178)
Income (loss) before tax	20,467	11,073	(5,986)	25,554			25,554
Income tax expense	(1,716)	—	—	(1,716)	—		(1,716)
Net income (loss)	$18,751	11,073	(5,986)	23,838	—		$23,838
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners’ interest in net income (loss)	$18,751	11,073	(5,986)	23,838	(3,877)	(2)	$19,961

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended March 31, 2022 and 2021.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2022	2021
Interest income	$200	$133
Interest expense:
Interest expense	(4,595)	(5,056)
Amortization and gain (loss) on cash flow hedge	(101)	(45)
Commitment fees	—	(34)
Amortization of debt issuance cost	(500)	(523)
Total interest expense	(5,196)	(5,658)
Other items, net:
Foreign exchange gain (loss)	(27)	(19)
Bank charges, fees and other	(39)	(54)
Withholding tax on interest expense and other	(445)	(580)
Total other items, net	(511)	(653)
Total financial income (expense), net	$(5,507)	$(6,178)

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Segment EBITDA is defined as earnings before interest, taxes depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation, amortization, impairment, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended March 31, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,474	8,634	(6,947)	20,161			$20,161	(3)
Interest income	(35)	(4)	(165)	(204)	4	(4)	(200)
Interest expense	1,292	2,127	3,904	7,323	(2,127)	(4)	5,196
Depreciation and amortization	5,111	2,489	—	7,600	(2,489)	(5)	5,111
Other financial items (2)	467	(4,855)	44	(4,344)	4,855	(6)	511
Income tax (benefit) expense	2,819	—	—	2,819	—		2,819
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,123	(4)	2,123
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,489	(5)	2,489
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(4,855)	(6)	(4,855)
Segment EBITDA	$28,128	8,391	(3,164)	33,355			$33,355

	Three months ended March 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,751	11,073	(5,986)	23,838			$23,838	(3)
Interest income	(50)	—	(83)	(133)	—	(4)	(133)
Interest expense	1,563	2,692	4,095	8,350	(2,692)	(4)	5,658
Depreciation and amortization	5,210	2,492	—	7,702	(2,492)	(5)	5,210
Other financial items (2)	601	(7,669)	52	(7,016)	7,669	(6)	653
Income tax (benefit) expense	1,716	—	—	1,716	—		1,716
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,692	(4)	2,692
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,492	(5)	2,492
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(7,669)	(6)	(7,669)
Segment EBITDA	$27,791	8,588	(1,922)	34,457			$34,457

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership’s share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs”.
(2)	Other financial items consist of gain and loss on debt extinguishment, gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.
(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.
(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

Media contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

www.hoeghlngpartners.com